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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    O'Toole                          Terence             M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    R.H. Donnelley Corporation
    (RHD)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    January 3, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |   1/3/03   |          |   A   |   |      3,000    | A   |          |   3,058      |  01,02  |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |       |       |    |      |            |                 |                       |        |9.       |10.   |      |
               |2.     |       |    |      |            |                 |                       |        |Number   |Owner-|      |
               |Con-   |       |    |      |            |                 |                       |        |of       |ship  |      |
               |ver-   |       |3A. |      |            |                 |                       |        |Deriv-   |of    |      |
               |sion   |       |De- |      |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or     |       |emed|      |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer-  |       |Exe-|      |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise   |       |cu- |4.    |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price  |3.     |tion|Trans-|Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of     |Trans- |Date|action|or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-   |action |if  |Code  |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-   |Date   |any,|(Instr|(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive   |(Month/|(MM/|8)    |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu-  |Day/   |DD/ |------|------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity   |Year)  |YY) |Code|V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.205| 1/3/03|     | A | | 1,500|     |   03   |01/03/13|Common Stock |  1,500  |        |   1,500 | 01,03| 01,03|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.205| 1/3/03|     | A | | 1,500|     |   04   |01/03/13|Common Stock |  1,500  |        |   1,500 | 01,04| 01,04|
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Cumulative     |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Preferred Stock|   05  |       |     |   | |      |     | Immed. |   05   |Common Stock |8,341,119|        | 200,604 |   I  | 01,06|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
purchase       |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Common Stock   |$28.62 |       |     |   | |      |     | Immed. | 1/3/08 |Common Stock |1,072,500|        |1,072,500|   I  | 01,06|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
purchase       |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Common Stock   |$26.28 |       |     |   | |      |     | Immed. | 1/3/08 |Common Stock |  577,500|        |  577,500|   I  | 01,06|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: GS Group may be deemed to own 3,000 deferred shares of R.H. Donnelley Corporation's (the "Company") common stock which were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan, consisting of 1,500 deferred shares granted to the Reporting Person and 1,500 deferred shares granted to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company. Each of the Reporting Person and Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such deferred shares for the benefit of GS Group. Each grant of 1,500 deferred shares vests one third at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Goldman Sachs owns beneficially and directly and GS Group may be deemed to own beneficially and indirectly 58 shares of Common Stock. Goldman Sachs also has open short positions of 3,415 shares of Common Stock.

03: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to the Reporting Person. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

04: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

05: Each share of Convertible Cumulative Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Convertible Cumulative Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion, divided by $24.05. The Certificate of Designations governing the Convertible Cumulative Preferred Stock contains customary anti-dilution protection for the shares of Preferred Stock. The Convertible Cumulative Preferred Stock may be redeemed by R.H. Donnelley Corporation, at its option, at any time after January 3, 2013.

06: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 200,604 shares of Convertible Cumulative Preferred Stock of the Company which are convertible into 8,341,119 shares of Common Stock and warrants to purchase 1,650,000 shares of Common Stock, through certain investment partnerships and limited liability companies (collectively, the "Funds") of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager. The number of shares of Common Stock underlying the Convertible Cumulative Preferred Stock increases as dividends accumulate on the Convertible Cumulative Preferred Stock. The Convertible Cumulative Preferred Stock and warrants reported herein are owned by the Funds.



By: s/ Roger S. Begelman                                        March 17, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                POWER OF ATTORNEY
                                -----------------


     The undersigned does hereby appoint Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute and file for him and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

     This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     In witness thereof the undersigned hereunto signed his name this 22nd day of January, 2003.



                                                           s/ Terence M. O'Toole
                                                          ----------------------
                                                              TERENCE M. O'TOOLE